SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response 0.5

(Print or Type Responses)
1. Name and Address of Reporting Person* Geoffrey P. Wagner	2. Date of Event Requiring Statement (Month/Day/Year) 3/31/99 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol Raining Data Corporation (RDTA)(1)
(Last) (First) (Middle) 6600 S.W. 92nd Avenue, Suite 370	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give Other (specify title below) below) Secretary	6. If Amendment, Date of Original (month/Day/Year) 3/31/99
(Street) Portland, OR 97223		7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person _X_Form filed by More than One Reporting Person
(City) (State) (Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	1,420,000	D	(2)
Common Stock	850,000	D	(3)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrant	(4)	None	Common Stock	30,000	$0.71875	D(5)

Explanation of Responses:

(1) On December 1, 2000, the name of the issuer of the securities reported on this Form 3 was changed from Omnis Technology Corporation to Raining Data Corporation.

(2) Beneficially owned by Rockport Group, L.P. ("Rockport"). Also beneficially owned indirectly by Geoffrey P. Wagner ("Wagner"), as the general partner of Rockport. Each reporting person disclaims beneficial ownership of the securities reported except to the extent of such reporting person's pecuniary interest in those securities.

(3) Beneficially owned by RCJ Capital Partners, L.P. ("RCJ"). Also beneficially owned indirectly by Rockport, as the general partner of RCJ, and by Wagner, as the general partner of Rockport. Each reporting person disclaims beneficial ownership of the securities reported except to the extent of such reporting person's pecuniary interests in those securities.

(4) The warrant initially to purchase 30,000 shares of common stock is exercisable to the extent of one thirty-sixth on the first day of each month following the grant date, July 17, 1998.

(5) The securities reported herein are beneficially owned by Wagner directly.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
		Rockport Group, L.P.			RCJ Capital Partners, L.P.

					By:	Rockport Group, L.P.

/s/ Geoffrey P. Wagner	March 6, 2001	By:	/s/ Geoffrey P. Wagner	March 6, 2001	By:	/s/ Geoffrey P. Wagner	March 6, 2001
Geoffrey P. Wagner	Date		Geoffrey P. Wagner	Date		Geoffrey P. Wagner	Date
			General Partner			General Partner

**Signature of Reporting Person

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 76 for procedure.

JOINT FILER INFORMATION

Name: Rockport Group, L.P.

6600 S.W. 92nd Avenue

Suite 370

Portland, OR 97223

Designated Filer: Geoffrey P. Wagner

Issuer & Ticket Symbol: Raining Data Corporation (RDTA)

Date of Event Requiring Statement: 3/31/99

Signature: ROCKPORT GROUP, L.P.

By: /s/ Geoffrey P. Wagner

Geoffrey P. Wagner

General Partner

Name: RCJ Capital Partners, L.P.

6600 S.W. 92nd Avenue

Suite 370

Portland, OR 97223

Designated Filer: Geoffrey P. Wagner

Issuer & Ticket Symbol: Raining Data Corporation (RDTA)

Date of Event Requiring Statement: 3/31/99

Signature: RCJ CAPITAL PARTNERS, L.P.

By: Rockport Group, L.P.

General Partner

By: /s/ Geoffrey P. Wagner

Geoffrey P. Wagner

General Partner